EXHIBIT 14.1

Tandy Leather Factory, Inc.
Code of Business Conduct and Ethics
Adopted by the Board of Directors on December 4, 2018

Introduction
This Code of Business Conduct and Ethics (this "Code") of Tandy Leather Factory, Inc., a Delaware corporation, and its consolidated subsidiaries (collectively, the "Company") was adopted by the Company's Board of Directors and applies to the Company's employees and executive officers ("employees") and members of its Board of Directors ("directors").
Integrity is at the heart of this Company.  We expect the Company's employees and directors to take responsibility for their actions, use sound judgment to help us maintain appropriate compliance procedures and to carry out our business with honesty and in compliance with laws and high ethical standards. Each employee and director is expected to read this Code and demonstrate personal commitment to the standards set forth in this Code. Employees and directors who do not comply with the standards set forth in this Code may be subject to discipline in light of the nature of the violation, including termination of employment.
Any questions about this Code or the appropriate course of conduct in a particular situation should be directed to the Company's General Counsel named below. Any evidence of improper conduct, violations of laws, rules, regulations or this Code should be reported immediately to the Company's General Counsel.  It is unlawful and expressly against Company policy for anyone to retaliate against any employee for either reporting violations of the Code or for cooperating with an investigation.  The Company will not allow retaliation against an employee or director for a report made in good faith. Anyone who engages in retaliatory conduct against an employee will be subject to discipline, up to and including termination of their employment.
Any waiver of the provisions of this Code for executive officers or directors of the Company may be made only by our Board of Directors or a committee thereof and must be promptly disclosed to our stockholders.
This Code is not intended as a detailed guide for all situations our employees and directors may face. Each employee and director is also expected to comply with our Employee Handbook and other workplace rules we may from time to time communicate, all of which supplement this Code.
Responsibilities

I. Compliance with Laws, Rules and Regulations
All employees and directors must respect and obey all laws applicable to our business, including federal, state and local laws in every region or country in which the Company operates. Any questions as to the applicability of any law should be directed to the Company's General Counsel.
II. Respectful Conduct
Consistent with our values, including respect for individuals and cultures, the Company is committed to a work place in which everyone is treated with dignity and respect without regard to race, color, religion, sex, gender, gender identity, sexual orientation, marital status, age, ethnic or national origin, disability, veteran status or any other characteristic prohibited by law. Everyone should work in an environment that promotes equal employment opportunities and prohibits discriminatory practices, including harassment.III. Insider Trading
The Company has adopted a separate policy, the "Tandy Leather Factory, Inc. Insider Trading Policy" (the "Insider Trading Policy") that covers insider trading issues with respect to employees, directors and members of their immediate families.  All employees and directors are responsible for being familiar with, and complying with, the Insider Trading Policy.  Generally, no employees or directors may buy or sell shares of the Company when they are in possession of material non-public information with respect to the Company. They also are prohibited from passing on such information to others who might make an investment decision based thereon. Employees and directors also may not trade in stocks of other companies about which they learn material non-public information through the course of their employment or service with the Company.  Persons who violate these rules not only violate the Insider Trading Policy but also commit a serious crime under federal law.  Any questions as to whether information is material or has been adequately disclosed should be directed to the Company's General Counsel.
In addition, the Company's directors and employees (and their family members and controlled entities) are prohibited from trading in the Company's securities during the period that runs from the fifteenth (15th) day of the third month of each fiscal quarter until two (2) trading days after the Company's earnings announcement of its quarterly earnings or (in the case of the fourth quarter) annual earnings.  In addition, the Company may impose other "black-outs" on trading as circumstances dictate or as required by law.  Nothing contained here shall preclude trades by these persons during these times pursuant to arrangements properly made at other times in accordance with Securities and Exchange Commission (SEC) Rule 10b5-1.  The restrictions of this policy also apply to immediate family members of each employee or director and others living in the household of an employee or director.  Each applicable employee or director is responsible for their compliance.  Even the appearance of improper conduct must be avoided.  Accordingly, an employee or director should never make a recommendation to anyone to buy, sell or hold Company securities.
IV. Investor and Media Communications
The Company is a public company that is subject to securities laws regarding disclosures concerning itself.  These laws prohibit disclosure of information that is false, misleading or incomplete.  Also, the Company cannot disclose material information about itself selectively to certain persons but not to others.  In order to assure that the Company meets these requirements, the Company has adopted a separate "Policy Regarding the Disclosure of Company Information".  Under that policy, no employees or directors of the Company may communicate with investors or members of the media regarding the Company or its securities, other than the Chairman of the Board, Chief Executive Officer, Chief Financial Officer or persons specifically authorized by them.  If another employee or a director receives a request from an investor or a member of the media regarding the Company, the employee or director should decline to give a response and refer the inquiry to an authorized person as described in the policy.

V. Conflicts of Interest
All employees have an obligation to act in the best interests of the Company.  Actions must be based on sound business judgment, not motivated by personal interest or gain.  A conflict of interest occurs when the private interest of an employee or director interferes, or appears to interfere, with the interests of the Company as a whole. Conflicts of interest can occur when an employee or director takes action or has interests that could reasonably be expected to make it difficult to make objective decisions on behalf of the Company or to perform his or her duties objectively and effectively.
A conflict of interest may arise when doing business with or competing with organizations that employ or are owned (wholly or partially) by our family members or close friends.  Any situation, including any relationship or transaction between the Company and any of its employees or family members of employees that creates or appears to create a conflict of interest between personal and Company interests must be avoided.
Conflicts of interest also arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position with the company, other than non-cash gifts with a value of less than One Hundred Dollars ($100.00) and occasional, non-extravagant, business-related entertainment such as meals, attending performances or sporting events, golf and other similar outings.  No gift, favor or entertainment should be provided or accepted if it would obligate, or appear to obligate, the recipient.
Except as pre-approved by our Audit Committee, transactions that involve a conflict of interest are prohibited as a matter of corporate policy. All employees and directors have an obligation to immediately disclose any situation that has the potential to be misunderstood by others, including other employees, customers, suppliers and the public.  Any employee or director who becomes aware of a conflict or potential conflict, or who has a question about whether a conflict exists, should bring it to the attention of the Company's General Counsel.
VI. Corporate Opportunities
Employees and directors are prohibited from (a) taking for themselves personally any opportunities that arise through the use of corporate property, information or position, (b) using corporate property, information or position for personal gain, and (c) directly or indirectly competing with the Company. Employees and directors owe a duty to the Company to advance the Company's legitimate interests when the opportunity to do so arises.
VII. Confidentiality
Employees and directors are required to protect and hold confidential all non-public information obtained due to their position with the Company, except when disclosure is authorized by the Company's Board of Directors or legally mandated, in which case such disclosure should be processed, reviewed and approved in advance by the Company's General Counsel.  Furthermore, no employee or director shall use confidential information (as defined below) for his or her own personal benefit or to benefit persons outside of the Company.
"Confidential information" includes all non-public information entrusted to or obtained by an employee or director by reason of his or her position with the Company and includes, but is not limited to, information that might be of use to competitors, or harmful to the Company or its customers, if disclosed, such as:
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non-public information about the Company's financial condition, prospects or plans, its marketing and sales programs and research and development information, as well as information relating to mergers and acquisitions, stock splits and divestitures;

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non-public information concerning possible transactions with other companies or information about the Company's customers, suppliers or joint venture partners, which the Company is under an obligation to maintain as confidential; and

•	non-public information about discussions and deliberations relating to business issues and decisions, between and among employees and/or directors.
No employee or director may disclose confidential information to any other person, including, without limitation, principals or employees of any business entity that employs such director or which has sponsored such director's election to the Company's Board of Directors.  Employees and directors should remember that unauthorized persons may include other Company employees.  Accordingly, employees and directors should discuss confidential, non-public and proprietary information only with those persons they know to be authorized to receive, and that have a need to know, the information.  Notwithstanding anything herein to the contrary, or in any agreement or communication between the Company and any employee, (a) the non-disclosure obligations in the Code shall not prohibit or restrict any employee or director from initiating communications directly with, or responding to any inquiry from, or providing testimony before, the SEC, any other governmental agency, any self-regulatory organization or any other state or federal regulatory authority, regarding any possible securities law violations, and (b) the Company shall not enforce or threaten to enforce, any confidentiality agreement or other similar agreement, nor take or threaten to take any other action against any employee or director for engaging in the types of communications described in (a) above.
This obligation to protect confidential information does not cease when an employee or director ceases to provide services to the Company. Any questions about whether information is confidential should be directed to the Company's General Counsel.
VIII. Fair Dealing
Each employee and director shall endeavor to deal fairly with our stockholders, competitors, suppliers, customers and employees. No employee or director shall take unfair advantage of any other person through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.
IX. Protection and Proper Use of the Company's Assets
All employees and directors have a duty to protect the Company's assets and ensure the assets' efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. The Company's assets should be used only for legitimate business purposes of the company, and employees and directors should take measures to ensure against their theft, damage or misuse. These assets include intellectual property such as trademarks, business and marketing plans, salary information and any unpublished financial data and reports. Any unauthorized use or distribution of this information is a violation of this Code.
X. Accuracy of Records and Reporting
All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the matters to which they relate and must conform both to applicable legal requirements and to the Company's system of internal controls. The making of false or misleading records or documentation is strictly prohibited. The Company complies with all laws and regulations regarding the preservation of records. The Company has established a separate policy, the "Tandy Leather Factory, Inc. Record Retention Policy," and records should be retained or destroyed only in accordance with this policy. Also, in certain cases when litigation is pending or can reasonably be foreseen, the Company may be required to preserve documents and records (including computer records) at times when they might otherwise be destroyed.
You are specifically prohibited from making false or misleading entries in the Company's financial reporting systems.  You are responsible for all actions conducted in Company systems or applications using your password. While it is appropriate to delegate tasks to administrative assistants, team members or peers in certain circumstances, you may never delegate tasks within  a system or application by sharing your confidential ID or password. Sharing your password with anyone else is a direct violation of this Code.
Any questions about these policies should be directed to the Company's General Counsel.
XI. Disclosure Controls and Procedures
We are required by SEC rules to maintain effective "disclosure controls and procedures" so that financial and non-financial information we are required to report to the SEC is timely and accurately reported both to our senior management and in the filings we make. All employees are expected, within the scope of their employment duties, to support the effectiveness of our disclosure controls and procedures. To that end, every individual involved in creating, transmitting or entering information into the Company's financial and operational records is responsible for doing so fully, accurately and with appropriate supporting documentation.  No employee may make any entry that intentionally hides or disguises the true nature of any transaction.  It is our policy to promote the full, fair, accurate, timely and understandable disclosure in reports and documents that we file or furnish with the SEC and otherwise communicate to the public.
XII.  Fraud
The Company's will not tolerate fraud in any form.  Fraud is a dishonest, and in many cases illegal, action.  Examples of fraud include, but are not limited to, the following:
•	knowingly submitting a false report, including (but not limited to) expense, deposit, sales, inventory or payroll information;
•	falsifying Company, employee and/or customer records;
•	taking cash from the Company for personal use;
•	forging or altering checks;
•	misappropriating assets or misusing Company property;
•	influencing, coercing, manipulating or misleading the Company's auditor for the purpose of making financial statements misleading;
•	knowingly falsifying the Company's financial results; and
•	improperly changing Company financial records or financial statements.
The Company understands that everyone is human, and sometimes mistakes do happen.  However, fraud, including theft of money or property, is no mistake and will not be tolerated.
XIII. Interaction with Public Officials
When dealing with public officials, employees and directors must avoid any activity that is or appears illegal or unethical. The giving of gifts, including meals, entertainment, transportation and lodging, to government officials in the various branches of U.S. government, as well as state and local governments, is restricted by law. Employees and directors must obtain pre-approval from the Company's General Counsel before providing anything of value to a government official or employee. The foregoing does not apply to personal lawful political contributions.
In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. A violation of the FCPA occurs when a payment is made or gift is given to a non-U.S. government official while "knowing" that the payment or gift will be used to unlawfully get or keep business or direct business to anyone else.  Under the FCPA, "knowing" includes situations where the circumstances make it fairly obvious that an illegal payment or gift will occur, even if the Company representative did not actually know the payment or gift would be made.  Furthermore, the FCPA requires the Company to keep books, records and accounts that accurately and fairly show Company assets and how the Company's monies have been spent.  A system of internal accounting controls must be maintained to provide reasonable assurances of adequate corporate supervision over the accounting and reporting activities at all levels.  Illegal payments to government officials of any country are strictly prohibited.
The Company's policy is to cooperate with any inquiries by government officials to the full extent required by law.  Should you receive any inquiries by government officials regarding the Company or your activities as an employee or director of the Company, you should immediately direct those inquiries to the Company General Counsel.  In most instances, the General Counsel shall advise you on how to respond to these inquiries.
XIV.  Working Conditions and Workplace Safety
The Company will provide employees with safe and healthy working environments.  Practices relating to the use of safety equipment will be strictly enforced.  All employees are responsible for observing employment and safety rules and for taking precautions necessary to protect themselves and their co-workers.  These precautions include reporting to work free from the influence of alcohol or any substance that could prevent the safe conduct of work activities.
XV.  Antitrust Issues
The Company believes in free and open competition and complies with the antitrust and competition laws of countries where we do business.  You may not enter into any formal or informal agreement with competitors or re-sellers that fixes price or allocates production, sales, products, customers or suppliers.
XVI.  Responsibilities applicable to Executive Officers and Management
The Company's executive officers are responsible for setting the tone of the Company and its workplace environment.  This includes a duty (among other things) to:
•	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
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Promote a reporting and disclosure system designed to provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in the Company's other public communications;

•	Promote compliance with applicable laws, rules and regulations of federal, state and local governmental entities;
•	Be an example of ethical behavior and fair and respectful treatment of all employees as a responsible leader in the work environment and the community;
•	Promote and maintain a workplace environment free from unlawful discrimination and harassment;
•	Share knowledge and maintain skills important and relevant to stockholders' needs;
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Create an environment at the Company that (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules and regulations to appropriate personnel; and (c) informs employees that the Company will not allow retaliation for good faith reports; and

•	Act in a manner that promotes employee behavior that is consistent with these responsibilities and reasonably deters wrongdoing.

Compliance
We understand that no code or policy can address every scenario or answer every question. To ensure that all employees and directors can obtain prompt answers to their questions and inquiries, we have implemented the following policies and procedures.
I. General Counsel
The Company's General Counsel has been designated with responsibility for overseeing and monitoring compliance with this Code.  The General Counsel makes periodic reports to the Company's Audit Committee regarding the implementation and effectiveness of this Code as well as the Company's policies and procedures to ensure compliance with this Code.
The Company's General Counsel may be reached at (817) 532-8437. If you wish to communicate any matter anonymously, we will maintain the confidentiality of your communication to the extent possible under applicable laws. Communications intended to be confidential should be mailed in writing without indicating your name or address to General Counsel, Tandy Leather Factory, Inc., 1900 SE Loop 820, Fort Worth, Texas  76140.
II. Reporting Violations
A special procedure for handling complaints about accounting matters has been established.  Complaints regarding accounting, internal accounting controls or auditing matters, including questionable accounting or auditing, shall be reported by calling 866-314-7781.  Employees are not required to give their names, and the reports will be handled anonymously if desired.  If a violation of the Code by the Chief Executive Officer of the Company has occurred, such violation should be reported to the Chairman of the Audit Committee of the Board of Directors.  In other cases, all employees are encouraged to speak with their supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. In most other non-accounting cases, employees and directors should address any questions regarding this Code to the Company's General Counsel.
We encourage all employees and directors to report promptly any actual or apparent violations of this Code. The Company does not permit retaliation or discrimination of any kind against employees who reasonably believe there has been possible illegal or unethical conduct and who in good faith report these concerns to us. "Good faith" does not mean that a reported concern must be correct, but it does require that an employee or director be truthful when reporting a concern or asking a question.  However, it is a violation of our policy for any employee to communicate a report claiming illegal or unethical conduct which the employee knows to be false.
III. Investigations
Reported violations will be promptly investigated. The person reporting the violation should not conduct an investigation on his or her own. However, employees and directors are expected to cooperate fully with any investigation made by the Company or any of its representatives.
IV. Accountability
This Code forms part of the terms and conditions of your employment.  Employees and directors who violate this Code may be subject to disciplinary action, including termination of employment. Knowledge of a violation and failure to promptly report or correct the violation may also subject an employee or director to disciplinary action. Some violations of this Code are illegal and may subject the employee or director to civil and criminal liability.